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               Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends                              EXHIBIT 12

                                            (Dollars in thousands)

                                                             Year Ended December 31,                     Six Months Ended June 30,
                                                ----------------------------------------------------     --------------------------
                                                 1991         1992       1993      1994        1995       1995            1996
Earnings (loss) from continuing operations
  before provision for income taxes             ($24,133)    $12,851    $7,751    ($81,415)   2,958       $1,551          $2,750

Add:
 Portion of rents representative of the
  interest factor                                  2,332       2,049     1,901       2,907    3,062         1,531          1,628
 Interest excluding capitalized interest          17,531      11,431    13,865      18,549   19,514        10,223         11,145
 Amortization of debt expense and discount           664         305       292         417      417           209            270
                                                --------     -------   -------    --------  -------       -------        -------
Earnings (loss) as adjusted                     ($3,606)     $26,636   $23,809    ($59,542) $25,951       $13,514        $15,793
                                                ========     =======   =======    ========= =======       =======        =======

Preferred dividend requirements                                                                                             $187
Ratio of income before provision for Income
 taxes to net income (1)                                                                                                    143%
Preferred dividend factor on pretax basis                                                                                    267

Fixed Charges
 Interest including capitalized interest (2)    $20,050      $11,987   $14,150    $18,908   $19,837       $10,429         11,145
 Amortization of debt expense and discount          664          305       292        417       417           209            270
 Portion of rents representative of the interest
  factor                                          2,332        2,049     1,901      2,907     3,062         1,531          1,628
                                                -------      -------   -------    -------   -------       -------        -------
Fixed charges and preferred dividends           $23,046      $14,341   $16,343    $22,232   $23,316       $12,169        $13,310
                                                =======      =======   =======    =======   =======       =======        =======

Ratio of earnings to fixed charges and
 preferred dividends                               -            1.86      1.46       -         1.11          1.11           1.19
                                                =======      =======   =======    =======   =======       =======        =======
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(1) Represents income from continuing operations before provision for income taxes divided by income from continuing operations, which adjust dividends on preferred stock to a pre-tax basis.
(2) The ratio of earnings to fixed charges shown above include, as a fixed charge, interest expense allocated to discontinued operations.